UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________.

Commission file number 1-14258

Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

PREMIER FARNELL CORPORATION
401 (k) RETIREMENT SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PREMIER FARNELL PLC
Armley Road, Leeds, LS12 2QQ, England

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN By: Premier Farnell Corp., as plan administrator By: /s/ Joseph R. Daprile Name: Joseph R. Daprile Title: Vice President and General Counsel

June 25, 2004

PREMIER FARNELL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FINANCIAL REPORT

DECEMBER 31, 2003 and 2002

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3
Notes to financial statements	4-6

SUPPLEMENTAL SCHEDULE
Schedule of assets (held at end of year)	7

[LOGO]	HAUSSER & TAYLOR LLC Business advisors and certified public accountants

	1001 Lakeside Avenue East, Suite 1400 • Cleveland, Ohio 44114-1152	216/523-1905 • FAX: 216/522-1490 • www.hausser.com

The Plan Administrator, Participants and Board of Directors
Premier Farnell Corporation 401(k)
  Retirement Savings Plan
Cleveland, Ohio

Report of Independent Registered Public Accounting Firm

        We have audited the accompanying statements of net assets available for benefits of Premier Farnell Corporation 401(k) Retirement Savings Plan (“Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HAUSSER + TAYLOR LLC

Cleveland, Ohio
June 22, 2004

-1-

[LOGO] NEXIA INTERNATIONAL	Cleveland	Beachwood	Canton	Columbus	Bublin	Akron	Elyria

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
ASSETS

Investments at Contract Value:
CIGNA Charter Guaranteed Income Fund	$ 6,971,638	$ 4,929,434

Investments at Estimated Fair Value:
CIGNA TimesSquare Corporate Bond Fund	895,043	647,411
CIGNA S&P 500 Index Fund	2,208,601	1,453,042
CIGNA Large Cap Growth/Goldman Sachs Fund	2,314,444	1,585,874
CIGNA Small Cap Growth/TimesSquare Fund	2,100,356	1,256,793
Lazard International Equity Fund	637,662	397,870
CIGNA Lifetime 20	42,473	7,013
CIGNA Lifetime 30	54,675	15,053
CIGNA Lifetime 40	316,852	212,342
CIGNA Lifetime 50	81,701	40,418
CIGNA Lifetime 60	23,029	3,701
CIGNA Balanced I Fund	816,013	585,812

Investments at Fair Value as Determined by Quoted Market Price:
Premier Farnell plc Ordinary (Common) Stock - ADR Form	932,304	511,894

Investments at Cost:
Participant loans	484,257	297,260
Total investments	17,879,048	11,943,917

Employees' contributions receivable	142,272	146,875

NET ASSETS AVAILABLE FOR BENEFITS	$ 18,021,320	$ 12,090,792

The accompanying notes are an integral part of these financial statements.

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2003 and 2002

	2003	2002
ADDITIONS
Investment income (loss):
Interest and dividends	$ 213,393	$ 196,777
Net appreciation (depreciation) in fair value of investments	2,100,971	(1,504,275)
Other income	17,989	-
Interest on participant loans	20,107	16,605
Total investment income (loss)	2,352,460	(1,290,893)

Employees' contributions	3,738,228	3,785,383
Rollover contributions	87,908	284,593
Total contributions	3,826,136	4,069,976
Total additions	6,178,596	2,779,083

DEDUCTIONS
Plan benefits paid to participants	1,291,345	2,036,581
Administrative fees	68,048	72,749
Total deductions	1,359,393	2,109,330

NET INCREASE	4,819,203	669,753

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	12,090,792	11,421,039

TRANSFER IN FROM OTHER PLAN	1,111,325	-

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$ 18,021,320	$ 12,090,792

The accompanying notes are an integral part of these financial statements.

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.	Description of Plan

The following description of the Premier Farnell Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan began April 1, 1999 and is a defined contribution plan covering significantly all employees of Premier Farnell Corporation (the “Company”) who have completed at least 30 days of eligible service other than the following employees to whom coverage has not been extended: union employees, leased employees, and employees residing in Puerto Rico. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions:

Participants may make pre-tax contributions in any amount between 1% and 15% of their compensation. Unless employees elect otherwise upon becoming eligible to participate in the Plan, they are deemed to have elected to make an automatic contribution of 3% of compensation. The employer, at its discretion, may make qualified non-elective contributions determined on an annual basis. No employer contributions were made in 2003 or 2002.

Participant Accounts:

Each participant’s account is credited with the employee’s contribution and an allocation of any Company contribution and Plan earnings, and is charged with an allocation of administrative expenses. Participants direct their investment fund options.

Vesting:

A participant has a 100% non-forfeitable vested interest in his portion of contributions as well as the Company’s contributions.

Funding:

The employer’s funding policy is to make the contributions to the Plan as soon as they can be reasonably segregated from the Company’s general assets within the time limits set by the Department of Labor.

Payment of Benefits:

A participant or his/her beneficiary, upon termination, death, or retirement, receives payment of his/her vested account balance in the form of cash. Additionally, the Plan has provisions for an active participant to make hardship withdrawals from his/her cash option account, subject to limitations and restrictions.

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 2.	Summary of Significant Accounting Policies

A.	Investments - Investments in the Connecticut General Life Insurance Company (“CIGNA”) funds, which are pooled separate accounts, are reported at estimated fair value as of the last day of the plan year as determined by CIGNA Investments, Inc. Investments in the CIGNA Guaranteed Investment Contract are reported at contract value. The investment in Company Common Shares is reported at fair value determined by the quoted market price on the last business day of the plan year. Participant loans are reported at their outstanding balances, which approximate fair value.

B.	Administrative expenses - Expenses of the Plan are paid by Premier Farnell Corporation or the Plan at the discretion of the Company. The account of a participant shall be assessed an annual fee. In addition, any participant who elects to receive a distribution or withdrawal will be charged a processing fee.

C.	Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

D.	Benefit payments - Benefits are recorded when paid.

Note 3.	Investment Contract With Insurance Company

In 1999, the Plan entered into a benefit-responsive investment contract with CIGNA. CIGNA maintains the contributions in its general account. Investments in an insurance company unallocated general account are not insured and are subject to CIGNA’s credit risk. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment is included in the financial statements at contract value as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Although this fund has paid participants at contract value for 2003 and 2002, CIGNA has the right under certain limited circumstances to defer participant transfers or distributions.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields were approximately 2.85 and 4.08 percent for 2003 and 2002, respectively. The crediting interest rates at December 31, 2003 and 2002 were 2.85 and 3.90 percent, respectively. The crediting interest rate is determined and reviewed by CIGNA on a semiannual basis and is reset every January 1 and July 1, but cannot be less than zero. These rates are then guaranteed for the six month period.

Note 4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants shall be 100% vested in their accounts and will receive a total distribution of their account.

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 5.	Income Tax Status

On October 9, 2003, the Plan has received a favorable determination letter from the Internal Revenue Service stating that it is a qualified trust under Section 401(a) of the Internal Revenue Code. The Plan was amended and restated, retroactive to January 1, 2002, to conform to the requirements of GUST and EGTRRA.

Note 6.	Investments

CIGNA Investments, Inc., trustee of the Plan, holds the following Plan investment assets and executes transactions therein. Investments that represent 5% or more of net assets are presented in the statements of net assets available for benefits.

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2003	2002
Net appreciation (depreciation) in fair value of investments:
Pooled separate accounts	$ 1,829,878	$ (1,271,816)
Company common stock	271,093	(232,459)

Note 7.	Related Party Transactions

CIGNA Retirement & Investment Services is the Plan’s investment manager. The Plan’s assets are primarily held in pooled separate accounts and guaranteed investment contracts with CIGNA Investments, Inc., trustee of the Plan, therefore these transactions qualify as party-in-interest. Participants may elect to invest in the Company’s Common Shares. Dividends earned on these shares were $31,884 and $21,002 for 2003 and 2002, respectively.

Note 8.	Transfer In

In 2003, $1,111,325 was transferred into the Plan from the remaining assets of the terminated Premier Farnell Corporation Master Profit Sharing Plan.

Note 9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Employer No. 51-0373145 Plan No. 024

December 31, 2003

			Current
(a)	(b) Identity of Party	(c) Description of Investment	(e) Value

*	Connecticut General Life Ins.	Guaranteed Investment Contracts
		CIGNA Charter Guaranteed Income Fund	$ 6,971,638

*	Connecticut General Life Ins.	Pooled Separate Accounts
		CIGNA TimesSquare Corporate Bond Fund	895,043
		CIGNA S&P 500 Index Fund	2,208,601
		CIGNA Large Cap Growth/Goldman Sachs Fund	2,314,444
		CIGNA Small Cap Growth/TimesSquare Fund	2,100,356
		Lazard International Equity Fund	637,662
		CIGNA Lifetime 20	42,473
		CIGNA Lifetime 30	54,675
		CIGNA Lifetime 40	316,852
		CIGNA Lifetime 50	81,701
		CIGNA Lifetime 60	23,029
		CIGNA Balanced I Fund	816,013

*	Premier Farnell Corporation	Premier Farnell plc Ordinary (Common) Stock - ADR Form	932,304

*	Participant Loans	Interest rates from 5.0% - 10.50%	484,257

			$ 17,879,048

*	Represents a party-in-interest.